Exhibit 99.1 Reporting Owners Reporting Owner Name/Address Relationships Director 10% Ownership Officer Other Eli Lilly and Company Lilly Corporate Center Indianapolis, IN 46285 X Lilly Ventures Fund I, LLC 115 West Washington St. Suite 1680-South Indianapolis, IN 46204 X S. Edward Torres 115 West Washington St. Suite 1680-South Indianapolis, IN 46204 X* X *S. Edward Torres is a non-managing member of Lilly Ventures Fund I, LLC (the “Fund”) and therefore may be deemed to beneficially own the shares beneficially owned by the Fund. Mr. Torres disclaims beneficial ownership of the shares held of record by the Fund, except to the extent of his pecuniary interest therein.